SUB-ITEM 77M:  Mergers

Pursuant to the Securities Act of 1933, as amended, and the General Rules and Regulations thereunder, a Registration Statement on Form N-
14, SEC File No. 333-174510, was filed on May 26,
2011. This filing relates to an Agreement and Plan of Reorganization whereby Federated International
Leaders Fund (the "Acquiring Fund"),, a portfolio of
Federated World Investment Series, Inc., acquired all of the assets of Tributary International Equity
Fund ("Acquired Fund"), a portfolio of Tributary
Funds, Inc., in exchange for shares of the Acquiring
Fund. Shares of the Acquiring Fund were
distributed on a pro rata basis to the shareholders of the Acquired Funds in complete liquidation and termination of the Acquired Funds. As a result, effective July 15, 2011, each shareholder of the Acquired Funds became the owner of Acquiring
Fund shares having a total net asset value equal to the total net asset value of his or her holdings in the Acquired Funds.
The Agreement and Plan of Reorganization providing for the transfer of the assets of the Acquired Funds to the Acquiring Fund was approved by the Board of Trustees by an unanimous written consent signed on May 25, 2011 and was also approved by the Acquired Funds' shareholders at a Special Meeting held on July 20, 2011. The Agreement and Plan of Reorganization for this merger is hereby incorporated by reference from the definitive Prospectus/Proxy Statement filed with the SEC on May 26, 2011.